UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1 SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period beginning company FY January 1, 2020 and qualification

July 7, 2020 ending December 31, 2020 extended to July 7, 2021 for its 12 month entirety

GILMORE HOMES  GILMORE LOANS, LLC

(Exact name of registrant as specified in its charter)

Georgia

(State of other jurisdiction of incorporation or organization)

81 0783475

(I.R.S. Employer Identification No.)

5401 Old National Highway, #419

Atlanta, Georgia 30349

Phone: (601) 582.1851

(Address, including zip code, and telephone number,

including area code of issuer principal executive office)

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PRELIMINARY STATEMENT REGARDING LATE FILING OF SEMIANNUAL REPORT FORM 1 SA

Gilmore Homes Gilmore Loans, LLC is filing this semiannual report Form 1 SA in reliance on the temporary relief from ongoing requirements provided in paragraph (f) of 17 CFR 230.257. Like most businesses, our fundraising and operations have been impacted by the Coronavirus pandemic in the community and steps taken to avoid it. Our company was not able to meet the minimum investors nor the minimum investment amount or any amount, only accumulated substantial debt of $8,530 in 2020 and $1,050 in 2021 payable to Related Parties in organizing and maintaining this Regulation A+ Tier II Offering and Fund. Accordingly, our ability to close and reconcile monthly, quarterly and annual financial reports and records have been seriously impaired. As a result, our proptech, fintech and consumertech, emerging growth company have found it impossible to provide properly audited semiannual and annual audited financial statements quickly enough to timely file this report and others.

Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations

Terminology Usage

Terminology usage of certain terms, except as otherwise indicated by the context and for the purpose of this report only, reference in this report as “we, us, our, or our company” refer to Gilmore Homes Gilmore Loans, LLC, a Georgia limited liability company.

Forward Looking Statements Appertaining Thereunto

Certain information contained in this report includes forward looking statements. The statements herein which are not historical reflect our first six months and latter six months at fund closure, current expectations and projections about our company future results, performance, liquidity, financial condition, prospects and opportunities, and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the business, including assumptions regarding future events.

Forward looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may, should, expect, anticipate, estimate, believe, intend or project” or the negative of these words or other variations on these words or comparable  terminology.  Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward looking statements as a result of various risks, uncertainties and other factors.

Actual events or results may differ materially from those discussed in forward looking statements as a result of various factors, including, without limitations, the risks outlined under RISK FACTORS including in our Offering Statement on Form 1A as amended and supplemented to date (file no. 024 11011), and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward looking statements contained in this report will in fact occur.

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Potential investors should not place undue reliance on any forward looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about our company financial projections and future estimates and expectations about our company business. The projections, estimates, and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management own assessment of our business, the real estate industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Company Overview

Gilmore Homes Gilmore Loans LLC was founded in Hattiesburg, Mississippi in December of 2015. In July of 2016, the company moved to Atlanta, Georgia. In July of 2018, the company was incorporated under the laws of the State of Georgia, as a domestic, limited liability company.

Gilmore Homes  Gilmore Loans, LLC was founded by Mr. Michael Gilmore, the Founder, Fund Manager, Chief Executive Officer (CEO), Chief Financial Officer (CFO), and Chief Technology Officer (CTO) whose vitae includes non profit management, secondary education, higher education, retail sales, financial management, real estate, design and development, etc.

The company Gilmore Homes – Gilmore Loans, LLC is a proptech, fintech and consumertech firm that encompass real estate, technology, financial services, and consumer goods based in Atlanta, Georgia.

The company envisions to design, develop, build, own and manage single family homes, multifamily apartments, condominiums, hotels, and high rise office buildings, shopping centers, retail stores, discount retail and restaurants, financial institutions, radio and television stations, magazines and social media platforms, and higher education institutions, to name a few.

Company Operating Results

Gilmore Homes Gilmore Loans, LLC has not realized any revenues to date. Out of 9,400 potential investors who clicked on our news article, only 14 signed up, and 2 actually invested.  The two that invested, invested $500 each in our Preferred Class A Stock, totaling $1,000. Those funds were returned to the investors in July of 2020 due to not meeting the minimum amount nor having enough investors to move the company, its businesses and its projects forward.  The independent auditor had issued an audit opinion for our Company which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

From inception until the date of this filing, Gilmore Homes Gilmore Loans, LLC has had limited operations, no income, no revenues, and debts ($1,650) in 2018 and 2019, ($8,530) in 2020, and ($1,050) in 2021 payable to third parties.

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In February of 2020, Gilmore Homes Gilmore Loans, LLC paid ($50) for annual Georgia Business License, in May 2020 paid ($3,000) remaining balance out of $6,000 for BF Borgers CPA PC, for a two year audit, in July 2020 paid ($500) for escrow and transfer account set up and ($2,565) for 12 months of ongoing monthly payments for escrow and transfer account at $213.75 per month maintenance fee, and ($475) for Business Wire News Press Release, in November 2020 paid ($250) to Black PR News Press Release, and in December 2020, received a ($2,500) Grant from Facebook, Submittable Holdings Inc, for Small Black Owned Business, which ($1,690) was spent and paid to a third party for business rent expense, all totaling ($8,530).

For 2021, beginning January 1, 2021 and ending July 7, 2021 at fund closure, in February of 2021 ($50) spent for annual Georgia Business License and in July of 2021, ($1,000 or $500) returned to the two investors, from Securities Transfer Corporation, the escrow and transfer agent.

Thus, Gilmore Homes Gilmore Loans, LLC had an accumulated deficit of ($8,530) in FY January 1, 2020 ending December 31, 2020 and ($1,050) January 1, 2021 till July 7, 2021 at SEC RegA+ Tier II fund closure, over its 12 month period.

The failure of our First Fund, First Offering was largely due in part to fundraising during COVID 19. Secondly, the price point minimum of $500 were too much for investors during the economic and health recovery. Third, due to lack of growth funding, crowdfunding and non interests from venture capitalists, Gilmore Homes Gilmore Loans, LLC was unable to secure capital to grow, advertise, and market our Regulation A+ Tier II Offering successfully, and ultimately we suffered a major loss of ($8,530) in FY 2020, and ($1,050) in FY 2021, at fund closure.

Not deterred, Gilmore Homes Gilmore Loans, LLC will be testing the waters for our Second Offering and Second Fund including setting in motion to file for Qualification with the SEC. We expect better results, since our Second Offering will have NO minimum amount to invest, starting at $75 per share, which investors can purchase up to $75,000,000.

Gilmore Homes Gilmore Loans, LLC principal office is at 5401 Old National Highway, #419, Atlanta, Georgia 30349 until the home based company moved the latter of 2021.  Our telephone number is 601.582.1851. The $1,000 (or $500) received out of $50,000,000 was not enough to operate, grow, sustain, develop our business operations, develop our projects, and develop at least 1 single family home or 1 retail and restaurant store Can You Spare a Dollar? Chain of $1.00 stores, nor interests in Gilmore Tower, Gilmore Multifamily Apartments or any of our 85+ companies and subsidiaries (see Description of Business and Use of Proceeds in our Offering Circular) and as captured briefly herein.

Gilmore Homes  Gilmore Loans, LLC did not receive any financing for FY 2020 and FY 2021. Moreover, Gilmore Homes Gilmore Loans, LLC did not receive an arrangement of financing nor a construction loan for any of our businesses and real estate projects nor working capital. Manager Gilmore had to come out of pocket to pay the debts, deficit of $8,530 for FY 2020 and $1,050 for FY 2021. To commence the implementation of our business plan, we required funding of at least $25,000. We did not meet this financial objective. Thus, the company did not generate any revenue in the first 12 months, and the first 6 months. Consequently, we do not have the funds to pay for ongoing expenses of audit, accounting, updated legal opinion if needed, working capital, etc.

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If at first you do not succeed, try and try again. Thus, Gilmore Homes Gilmore Loans, LLC is launching its Second Offering, Second Fund as a Regulation A+ Tier II to raise up to $75,000,000, with only a $7,500 minimum amount, and NO minimum investment amount, starting at $75 per share, open to both accredited and non accredited investors (general public).

At the beginning of this Offering Statement to the end of this Offering Closure and so forth, there is no public trading market for our Class A Preferred Stock, and no assurance that a trading market for our securities will ever develop, or, if any market does develop, it may not be sustained. Our company Class A Stock is not traded on any exchange or on the over the counter market.  After the effective date of the offering circular relating to this prospectus and its closure, there is still no assurance hat our Class A Stock will be quoted on a stock exchange or any such securities exchanges.

Gilmore Homes Gilmore Loans, LLC was met with consequential dismissal from Crowdfunding portals. As a matter of fact, our company applied to all, where applicable and feasible, and were rejected from each. There were no legal, valid reasons given to our Offering except, “not a good fit.”  As only the second African American individual and company to be qualified by the United States Securities and Exchange Commission, our race is use to “not a good fit.” As the fund manager, I was not prepared for the onslaught of rejections and the lack of funding. As the chief executive officer of the company, I believe in the company business plan, its mission, its objectives and benchmarks, the jobs the company will create, the homes the company will build, the businesses the company will establish, etc.

Emerging Growth Company

We, Gilmore Homes Gilmore Loans, LLC the company, are an emerging growth company within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with the requirements thar are applicable to other public companies that are not emerging growth companies including, but not limited to,(1)  not being required to comply with the auditor attestation requirements of Section 404 nor have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes Oxley Act, (2) not required to comply with any requirements that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors report providing additional information about the audit and financial statements (i.e., an auditor discussion and analysis), (3)  the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved, and (4) not required to submit certain executive compensation matters to shareholder advisory votes, such as (say on pay) and (say on frequency), and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officers compensation to media employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private

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companies. Gilmore Homes Gilmore Loans LLC has elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see the risk factors and the entire Offering Statement in our Prospectus.  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or at the closing of the sale of our Class A Stock, which ended July 7, 2021.

In sum, Gilmore Homes  Gilmore Loans, LLC believes that there is still an opportunity in the domestic marketplace to design, develop, build, own and manage a successful real estate, proptech, fintech and consumertech investment company. We intend to provide real estate investment opportunities for investors interested in achieving financial success by taking advantage of the real estate market across the country, post Covid 19, but specifically in communities adversely affected by Gentrification in the United States. This strategy may include properties located in what are deemed Opportunity Zones. An Opportunity Zone is an economically distressed community where new investments, under certain conditions may be eligible for preferential tax treatment. Localities qualify as opportunity zones if they have been nominated for that designation by the state and that nomination has been certified by the Secretary of the U.S. Treasury via delegation authority to the Internal Revenue Service.

Gilmore Homes Gilmore Loans, LLC looks to serve our investors by working to maximize their income, generate revenue, while at the same time control expenses in both our first offering and fund, followed by our second offering and fund forthcoming after qualification, but currently we will Test the Waters aggressively until qualified by the United States Securities and Exchange Commission (SEC).

Liquidity and Capital Resources

From January 1, 2020 to December 31, 2020, and January 1, 2021 to July 7, 2021, our company Gilmore Homes Gilmore Loans, LLC depended on the founder and fund manager Michael Gilmore to raise funds for its operations from personal income, possible private friends and family network and in rare circumstances a loan from the Hattiesburg University Foundation, its charity arm, which did not materialize. As of July 7, 2021 at Fund Closure, a total of 10 or 20 in our Class A Preferred Stock were sold and issued for the aggregating of $500 or $1,000.

As of January 1, 2020 to December 31, 2020, our company Gilmore Homes Gilmore Loans, LLC had ($8,530) due and payable to Related Parties, and from January 1, 2021 till July 7, 2021, the company had ($1,050) due and payable to Related Parties and Return of monies to Investors.

Thus, from our qualifying period of July 7, 2020 to July 7, 2021, subsequent beginning and ending of the year 2020 and the first 6 months of 2021, Gilmore Homes Gilmore Loans, LLC had no working capital reserves and incurred losses prior to generating any positive working capital. COVID 19 devastated our fundraising efforts as a minority owned, Black business engaged in real estate, technology, financial services and

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consumer goods. These subsequent matters and losses of $8,530 for FY 2020 and $1,050 for FY 2021, for the first 6 months till fund closure, raise substantial concern about our Company ability to continue as a going concern.

On a positive note, our company Gilmore Homes Gilmore Loans, LLC received a $2,500 GRANT from Facebook, Submittable Holdings, Inc., for Small Black Owned Businesses, awarded in December 2020. Additionally, the personal income of the founder, the subsequent federal and state unemployment pandemic insurance and benefits, the IRS refunds from both President Trump and President Biden CARES relief 1st and 2nd Stimulus, and AD credit of $1,500 from Facebook to continue advertising my Regulation A+ Tier II Offering as a Black Owned Small Business reached over 50,000 impressions, but only 14 investors signed up and 2 invested in the offering and fund. Thus the management has been somewhat successful in raising and receiving government funds and income to maintain certain elements of company operations and has used those available personal funds to modest effect the fund efforts.

As a result, during both the 6 month period and 12 month period of Gilmore Homes Gilmore Loans, LLC Offering, the company continued raising funds relying on Reg A+ exemptions although we suffered a deficit of $8,530 and $1,050 respectively. With our Second Fund and Offering yet to be Qualified, we plan to Test the Waters and hope for a better outcome, such as raising a minimum amount of $7,500 and issuing Stock at $75 per 1 share (plus fees) with NO minimum amount to Invest, so that we can try and raise up to $75,000,000 the maximum versus only raising $1,000 (refunded) out of $50,000,000 the maximum of this our First Fund and First Offering.

At present, the Company is and plans to continue to pursue its business plan, although not selling Stock until later qualified by the Securities and Exchange Commission (SEC) for our Regulation A+ Tier II. There can be no assurance of the Company ability to do so or that additional capital will be available to the Company. If so, the Company objective of its plans will be adversely affected. The Company currently has no agreements, arrangements or understandings with any person or company to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company. There can be no assurance that additional capital will be available to the Company. The rejections from Crowdfunding portals, Banks, and Venture Capitalists were proof and evidence.

Gilmore Homes  Gilmore Loans, LLC business outlook for the remainder of 2021 and 2022 forthcoming remains uncertain. The uncertainty can impact our ability to achieve our goals for 2021 and 2022. We do plan to file every year for our Regulation A+ Tier II to be qualified to raise up to $75,000,000. Our company believes in its Mission, Goals, Benchmarks, Business Plan, Businesses, Housing and Companies.

We are highly dependent upon the General Public as Investors and the success of the Regulation A+ Tier II Offering, as described herein. Therefore, the failure thereof in raising capital would result in the need to seek capital from other resources such as finding a major institutional investor, lowering the minimum Stock price amount such as from $750 to $75, which the past Offering of $500 vs $50 was devastating and did not attract many investors during Covid and post Covid 19, taking loans, which would likely not even be possible for the Company, to continue to seek Venture Capitalists, although rejected and to find that one NBA, NFL player or millionaire, who can invest in the company, although no guarantee. However, if such financing were available because we are an early growth and established Proptech, Fintech and Consumertech Company with small operations to date and debts of $8,530 and $1,050 respectively, we would likely have to pay additional costs associated with

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high risk financing. At such time these funds are required, management would evaluate the terms of such financing. If the Company cannot raise additional proceeds relying on Regulation A+ of its equity for the expired First Fund and Offering, gearing up for the Second Fund and Offering, Gilmore Homes Gilmore Loans, as a company would be required to cease business operations, and investors may lose all of their investment. However, investors monies were saved in escrow and never touched by us as a company because we never receive the investors minimum nor the minimum amount to access those funds. Thus, we will continue the Reg A+ fight to raise money because the Mission and our Business Plan are so great.

Item 2. Other Information

Gilmore Homes Gilmore Loans, LLC is continuing to move forward to implement our business plan, despite the negative aspects of the slow down with COVID 19, the lack of investors interests in our First Fund and First Offering and the price point of our initial stock minimum at $500 in order to invest. We will continue raising funds through relying on Reg A+ exemption.

From January 1, 2020 to December 31, 2020 (since being qualified as of July 7, 2020) up to July 7, 2021, our Company raised $1,000 (or $500) from 2 shareholders and sold the total of 20, (10 each par $50) of Class A preferred Stock.

As of July 7, 2021 at Fund Closure appertaining to its 12 month period, beginning in Fiscal Year January 1, 2020 to December 31, 2020, the Company had a deficit of ($8,530) payable to Party Affiliates, and from January 1, 2021 to July 7, 2021, as lamented, a deficit of ($1,050) payable to party affiliates. Thus, the company had debts and no income and working capital reserves. We will likely to continue to incur losses prior to generating positive working capital and capital for operations, our businesses and projects, and successfully marketing the securities.  These matters raise substantial concern about our Company ability to continue as a going concern.

We have no other information to disclose that was required to be in a report on Form 1 U during the semiannual period covered by this Form 1 SA, but was not reported.

Regulation A+ Tier II Offering

On June 27, 2019, Gilmore Homes Gilmore Loans, LLC launched an Offering and the Offering was Qualified on July 7, 2020 under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which we were offering up to 1,000,000 Class A preferred Stock at an offering price of $50 per share for total gross proceeds of $50,000,000. As of July 7, 2021, we issued and refunded an aggregate of 20 (10 each) Class A preferred Stock to only 2 investors, although we were able to reach, according to Facebook, over 50,000 impressions, our news press release garnered over 9,400 clicks, 14 investors signed up, and only 2 actually invested, from FYs January 1, 2020 to December 31, 2020 and January 1, 2021 up to July 7, 2021 at 12 months, Fund Closure. We suffered a loss of $8,530 and $1,050, related to party affiliates such as accounting and audit, press releases, maintaining escrow and transfer monthly fees, and other costs related to this Reg A + Tier II offering and fund.

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Off Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles, or GAAP, requires our management to make assumptions, estimates and judgments that affect the amounts reported, includes the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of  our financial condition and results from of operations and require management difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly  sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management current judgments. We believe the critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

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Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS GILMORE HOMES GILMORE LOANS, LLC

Unaudited Consolidated Financial Statements for the Six Months Ended December 31, 2020, accompanying 12 months, and January 1, 2021 to July 7, 2021 for Six Months, at SEC Regulation A+ Tier II Fund Closure

F 1   Consolidated Balance Sheets as of January 1, 2020 ending December 31, 2020 and January 1, 2021 ending July 7, 2021 (unaudited)

F 2   Consolidated Statements of Operations as of January 1, 2020 ending December 31, 2020 and January 1, 2021 ending July 7, 2021 (unaudited)

F 3   Consolidated Condensed Statement of Cash Flows as of January 1, 2020 ending December 31, 2020 and January 1, 2021 ending July 7, 2021 (unaudited)

F 4   Consolidated Statements of Changes in Stockholders Deficit as of January 1, 2020 ending December 31, 2020 and January 1, 2021 ending July 7, 2021 (unaudited)

F 5   Notes to the Unaudited Consolidated Financial Statements

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GILMORE HOMES GILMORE LOANS, LLC ( F 1 UNAUDITED)
BALANCE SHEETS

	December 31, January to July 7,
	2020	2021
ASSETS
CURRENT ASSETS	-	-

TOTAL ASSETS	$	$

LIABILITIES AND STOCKHOLDERS DEFICIT
CURRENT LIABILITIES
Amount due to related party	8,530	1,050

Total Liabilities	8,530	1,050

STOCKHOLDERS EQUITY
Common Stock
Additional paid-in capital
Accumulated loss	(8,530)	(1,050)
Total Stockholders Deficit	(8,530)	(1,050)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Working capital (deficit)	(8,530)	(1,050)
Accumulated (deficit)	(8,530)	(1,050)

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F 2 (UNAUDITED)

GILMORE HOMES GILMORE LOANS, LLC
STATEMENT OF OPERATIONS

Year Ended Six Months Ended
December 31, July 7,
	2020	2021

REVENUES	$ -	$ -
COST OF REVENUES	-	-
GROSS PROFIT

TOTAL OPERATING EXPENSES	8,530	1,050

LOSS FROM OPERATIONS	$ (8,530)	$ (1,050)
LOSS BEFORE PROVISION FOR INCOME TAXES	$ (8,530)	$ (1,050)
Provision for income taxes	$ -	$ -

NET (LOSS)	$ (8,530)	$ (1,050)

NET LOSS PER SHARE OF COMMON STOCK, Basic and diluted	$ -	$ -

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - Basic and diluted	-	-

The accompanying notes are an integral part of these financial statements.

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F 3 (UNAUDITED)

GILMORE HOMES - GILMORE LOANS, LLC
CONDENSED STATEMENT OF CASH FLOWS

Year ended
	December 31, 2020	6-months, July 7, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (8,530)	$ (1,050)
Net cash used in operating activities	(8,530)	(1,050)

INVESTING ACTIVITIES:
Net cash used in investing activities	-	-

FINANCING ACTIVITIES:
Proceeds from related party payable	8,530	1,050
Net cash provided by financing activities	8,530	1,050

Net increase (decrease) in cash	-	-

Cash at beginning of period	-
Cash at end of period	-	-

Supplemental disclosure of cash flow information:
Cash paid for interest	$ -	-
Cash paid for income tax	$ -	$ -

The accompanying notes are an integral part of these financial statements.

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F 4 (UNAUDITED)

GILMORE HOMES - GILMORE LOANS, LLC
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common Stock
	Shares	Amount	APIC Discount On Common	Accumulated Deficit		Stockholders Deficit
Balance, 12/31/2019		$	$	$

Net loss	-	-			(8,530)	(8,530)
Balance, 12/31/2020		$	$		$(8,530)	$ (8,530)

Net loss					(1,050)	(1,050)
Balance, 7/07/2021		$	$		$(9,580)	$ (9,580)

	The accompanying notes are an integral part of these financial statements.

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F 5

GILMORE HOMES GILMORE LOANS, LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND ORGANIZATION

Nature of Operations and Background

Gilmore Homes  Gilmore Loans, LLC (Gilmore or the Company) was founded in the State of Mississippi on December 10, 2015.  In July of 2016, the company and chief executive officer Michael Gilmore moved its headquarters and operations to Atlanta, Georgia, for better opportunities, growth, personal and professional development, and entrepreneurship. On July 23, 2018, Gilmore Homes  Gilmore Loans, LLC filed with the State of Georgia its Certificate of Organization as a Domestic, Limited Liability Company.

The Proptech, Fintech and Consumertech Company envisions to design, develop, build, own and manage:

*   Single family homes,

*   Multifamily apartments,

*   Condominiums, hotels, and high rise office buildings,

*   Shopping centers, retail stores, discount retail, and restaurants,

*   Financial institutions,

*   Radio and television stations,

*   Magazine and social media platforms, and

*   Higher education institutions.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Intercompany accounts and transactions have been eliminated.

Use of Estimates

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The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

Gilmore accounts for income taxes in accordance with ASC 740, Income Taxes (ASC 740), which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized.

ASC 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company’s financial statements. ASC 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments with an original maturity of twelve months or less as of December 31, 2020. The Company did not have cash equivalents as of December 31, 2020 and July 7, 2021 at fund closure.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with high quality banking institutions. The Company did not have cash balances in excess of the Federal Deposit Insurance Corporation limit as of December 31, 2020 and July 7, 2021 at fund closure.

Fair Value of Financial Instruments

The Company adopted ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

*   Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

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*  Level 2 inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

*  Level 3 inputs to the valuation methodology are unobservable and significant to the fair measurement.

The carrying value of cash, accounts payables and accrued expenses approximates their fair values due to their short-term maturities at December 31, 2020 and July 7, 2021 at fund closure.

Revenue Recognition

Effective January 1, 2020, the Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, (ASC 606). To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company is pre-revenue and has no outstanding contracts with customers.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss applicable to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share is computed by dividing the loss applicable to common shareholders by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued, using the treasury stock method. Due to the Company’s losses in the periods presented, the Company currently has no dilutive securities and as such, basic and diluted loss per share are the same for such periods.

NOTE 2. GOING CONCERN

Gilmore has not yet generated any revenue since inception to date and has sustained operating loss. As of December 31, 2020, the Company had working capital deficit of $8,530 and an accumulated deficit of $8,530. From January 1, 2021 to July 7, 2021 at fund closure, the Company had working capital deficit of $1,050 and an accumulated deficit of $1,050. The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from a business combination or other operations to meet its obligations and/or obtaining additional financing from its shareholders or other sources, as may be required.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company’s ability to do so. The financial statements do not include any adjustments to reflect the

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possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

NOTE 3. RECENT ACCOUNTING PRONOUNCEMENTS

 Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on its financial position, results of operations, or cash flows.

NOTE 4. RELATED PARTY PAYABLE

Total related party payables were $8,530 and $1,050, as of December 31, 2020 and July 7, 2021 at fund closure, respectively. Related party payables consist of bills paid by the Company’s Chief Executive Officer on behalf of the Company. This liability does not accrue interest and is payable on demand.

NOTE 5. STOCKHOLDERS DEFICIT

Common Stock - Common stock consists of $50 par value, 1,000,000 shares authorized.  As of December 31, 2020, there were -20- common shares issued and outstanding, totaling $1,000 from two investors. As of July 7, 2021 at fund closure, a refund of $1,000 was issued back to the two shareholders.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Lease commitment

The Company had no lease commitments as of December 31, 2020 and up to July 7, 2021 at fund closure.

NOTE 7. INCOME TAX

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods.

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                                                                                                 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2021

                                                                               GILMORE HOMES GILMORE LOANS, LLC

 By: Michael Gilmore, its manager

                                                                                /s/Michael Gilmore ___________________________

  Name: Michael Gilmore

                                                                                 Title: Chief Executive Officer and Founder

                                                                                 (Principal Executive Officer, Principal Financial and

                                                                                 Accounting Officer, Chief Financial Officer, Chief

                                                                                 Marketing Officer and Chief, Technology Officer)

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